Lithium Technology Corporation

5115 Campus Drive

Plymouth Meeting, PA 19462-1129

May 9, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Washington, DC 20549

Re:	Lithium Technology Corporation
Registration Statement on Form SB-2
Filed February 3, 2006
File No. 333-131530

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Lithium Technology Corporation (“LTC”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the registration statement on Form SB-2 (File No. 333-131530) filed by LTC with the Securities and Exchange Commission on February 3, 2006 (the “Registration Statement”).

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

If you have any questions relating to this request for withdrawal, please contact me at 610-940-6090.

Very truly yours,

/s/ Amir Elbaz
Amir Elbaz Chief Financial Officer